Exhibit (a)(1)

ALEX YEMENIDJIAN

CHAIRMAN OF THE BOARD

CHIEF EXECUTIVE OFFICER

September 4, 2003

Dear Stockholders:

Please be advised that Tracinda Corporation and Kirk Kerkorian, our principal stockholders (collectively, the “Purchasers”), have commenced an unsolicited tender offer (the “Offer”) to purchase up to 15 million shares of our common stock (the “Shares”) for $16.00 per Share, upon the terms and subject to the conditions set forth in the Purchasers’ tender offer documents. The Schedule TO with respect to the Offer was filed with the Securities and Exchange Commission on August 21, 2003.

We are required, under the rules adopted by the Securities and Exchange Commission, to inform you of our position, if any, with respect to the Offer. In that regard, upon the recommendation of the Special Committee of the Board of Directors established to review the Offer, we are making no recommendation whether stockholders should accept or reject the Offer.

Enclosed with this letter is a copy of our Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) which has been filed with the Securities and Exchange Commission. We urge you to read the enclosed materials carefully. Although we are not making a recommendation with respect to the Offer, we believe that stockholders should carefully consider the items set forth in Item 4 of the Statement in making their own decision about whether to tender their Shares in the Offer.

Very truly yours,

Metro-Goldwyn-Mayer Inc.

Alex Yemenidjian

Chairman of the Board and

Chief Executive Officer